HUHTAMAKI

TAKING PACKAGING FURTHER

03032353

Securities and Exchange Commission
450 Fifth Street, N.W., Stop 1-4

Washington, D.C. 20549
USA

September 23, 2003

SUPPL

Re: Huhtamäki Oyj, File No. 82.2925

Dear Sirs,

We enclose on behalf of Huhtamäki Oyj, a Finnish company the following information pursuant the exemption from the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder:

Press Release:

Huhtamaki inaugurates a new facility in Poland

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

Yours sincerely,

Annemari Päiviö
Marketing Assistant

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 29 2003
WASH, D.C. 155

HUHTAMAKI

TAKING PACKAGING FURTHER

PRESS RELEASE

September 23, 2003

HUHTAMÄKI OYJ PRESS RELEASE 23.9.2003 AT 13.00 PM 1(1)

HUHTAMAKI INAUGURATES A NEW FACILITY IN POLAND

Huhtamaki, the Finnish-based consumer packaging specialist with worldwide operations and annual net sales of EUR 2.2 billion, today inaugurated a new facility in Siemianowice, Poland.

Employing more than 400 persons, the new facility manufactures rigid paper and plastic packaging for the food industry, food service operators and fresh foods distribution. Meeting the latest standards for quality, hygiene and safety, Huhtamaki Poland serves the country's top names especially in the Dairy, Edible Fat and Ice Cream segments, as well as the leaders in Quick Service, Beverage and Retail.

The new facility replaces Huhtamaki's original Siemianowice plant, which was badly damaged by fire in late 2000. Huhtamaki's smaller Polish unit in Chelmek has been relocated to the site. A newly finished separate building houses an automated Logistics Center and a new production line for expanded polystyrene (EPS) products. Total investment in Siemianowice amounts to EUR 30 million.

"Poland has been an important growth driver for us, and will be in the future as well", said Huhtamaki's CEO Timo Peltola. "With Poland's membership in the EU, the exports of processed and fresh foods are likely to take off in a big way," Peltola commented.

"Our location in Siemianowice, southern Poland, is excellent. From here we can easily serve also other important markets such as Hungary, Czech Republic, Slovakia, Russia, the Ukraine and Germany," General Manager Zbigniew Woznica from Poland pointed out.

The inauguration of the new facility coincides with the tenth anniversary of Huhtamaki's manufacturing presence in Poland. The first production line was started in June 1993.

"Thanks to rapid help from several sister units, the devastating fire almost three years ago did not cause significant disruptions in customer service. Our employees went beyond the call of duty, helping to keep business running in very demanding conditions. I also want to thank our customers once more for retaining their confidence," said GM Zbgniew Woznica, who now heads Huhtamaki's most modern and efficient multi-technology packaging facility in Europe.

For more information, please contact
General Manager Zbigniew Woznica, tel. +48-32 358 8508
Huhtamaki Poland
Communications Manager Mandi Alaterä, tel. +358-9-6868 8363
Huhtamaki Oyj

HUHTAMÄKI OYJ